

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2013

Via E-mail
David K. Skeens
Treasurer and
Chief Financial Officer
National Bankshares, Inc.
101 Hubbard Street
P.O. Box 90002
Blacksburg, VA 24062-9002

> **Re:** **National Bankshares, Inc.**
> **Item 4.02 Form 8-K**
> **Filed March 20, 2013**
> **File No. 0-15204**

Dear Mr. Skeens:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed March 20, 2013

Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

1. We note your disclosure that you will amend your December 31, 2012 Form 10-K to reflect the reclassification of loans. Please tell us when you intend to file the restated financial statements.

2. When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures. See Item 307 of Regulation S-K. If the

officers' conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers' conclusions.

3. We note that you reclassified loans from accrual to non-accrual status effective December 31, 2012. Your accrual policy on page 42 of the December 31, 2012 Form 10-K states that interest is discontinued at the time a loan is 90 days delinquent unless the credit is well secured and in the process of collection. Please tell us the following so we may better understand your restatement.
    *   Please tell us the nature of the reclassified loans, how they were identified, and how you determined the accrual status of your remaining portfolio is valid as of December 31, 2012;
    *   Please tell us the payment and collection status of the reclassified loans at December 31, 2012;
    *   Please tell what impact this reclassification had on your allowance for loan loss at December 31, 2012 and the basis for your conclusion; and,
    *   Please quantify the interest income you recorded in 2012 related to the reclassified loans, whether or not are going to restate your interest income as a result of this reclassification and the basis for your conclusion.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

David K. Skeens
National Bankshares, Inc.
March 25, 2013
Page 3

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       If you have any questions regarding the comments, please contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3492.

       Sincerely,

       /s/ John P. Nolan

       John P. Nolan
       Senior Assistant Chief Accountant